UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated December 23, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 23, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO ANNOUNCES

PRICING OF ITS PERPETUAL SUBORDINATED NON-PREFERRED CONTINGENT

CONVERTIBLE ADDITIONAL TIER 1 CAPITAL NOTES

Mexico City, December 23, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (the “Company”) today announced that it has priced U.S.$500 million aggregate principal amount of 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (the “AT1 Notes”). The AT1 Notes were sold for 100.000% of their principal amount and each AT1 Note is mandatorily convertible, in certain regulatory circumstances, into ordinary shares of the Company at the higher of the volume weighted average of the ordinary shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive business days immediately preceding the conversion date (with each closing price for the thirty (30) consecutive business days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate) and a floor price of Ps.20.30 (converted into U.S. dollars at the then-prevailing exchange rate). Banco Santander, S.A. (Spain) has agreed to purchase approximately 88% of the aggregate amount of the AT1 Notes.

The offering of the AT1 Notes was registered with the U.S. Securities and Exchange Commission (“SEC”) and the Company expects that the AT1 Notes will be registered in the Mexican National Securities Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Santander Investment Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are joint book-running managers for the offering. The offering is being made pursuant to an effective shelf registration statement filed with the SEC on December 21, 2016. The offering of the AT1 Notes may be made only by means of a prospectus supplement and the accompanying prospectus, copies of which, when available may be obtained by contacting Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022 (tel: +1-855-403-3636), to Goldman, Sachs  & Co. at 200 West Street, New York, New York 10282 (tel: +1-866-471-2526), or to Morgan Stanley & Co. LLC at 1585 Broadway, New York, New York 10036 (tel: +1-866-718-1649).

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy the AT1 Notes, nor shall there be any offer or sale of the AT1 Notes in Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of Mexico or any such jurisdiction.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

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